

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 8, 2024

Andrew Murphy
Chief Financial Officer
Duos Technologies Group, Inc.
7600 Centurion Parkway, Suite 1000
Jacksonville, FL 33256

> **Re: Duos Technologies Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2023**
> **File No. 333-276327**

Dear Andrew Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Gibbs-Tabler at 202-551-6388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology